UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

UBIQUITI NETWORKS, INC.

State of Delaware	001-35300	32-0097377
(State of Incorporation)	(Commission	(IRS Employer
	File Number)	Identification No.)

2580 Orchard Parkway, San Jose, CA	95131
(Address of Principal Executive Offices)	(Zip Code)

Hartley Nisenbaum	(408) 942-3085

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies.

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 – Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflicts Minerals Disclosure and Report, Exhibit

Conflicts Mineral Disclosure

A copy of the Conflict Minerals Report for the reporting period January 1, 2015 to December 31, 2015 of Ubiquiti Networks, Inc. (“Company”), is provided as Exhibit 1.01 hereto and is publicly available at the “Investors – Company Overview – Corporate Governance” page of the Company’s website, http://ir.ubnt.com/corporate-governance.cfm.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report for the reporting period January 1, 2015 to December 31, 2015.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Ubiquiti Networks, Inc.

By:	/s/ Hartley Nisenbaum	Date: May 31, 2016
Hartley Nisenbaum
Interim Chief Financial Officer, Executive Vice President of Operations and Legal Affairs

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EXHIBIT INDEX

Exhibit
Number	Description

1.01	Conflict Minerals Report for the reporting period January 1, 2015 to December 31, 2015

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